Exhibit 99.1

Safe-T Group Ltd. Estimates Record-High Annual Revenues of Approximately $4.9 Million Representing ~50% Growth YoY 2020

The Company moved almost completely to a SaaS and recurring revenue models; Channel strategy proves successful - first orders received from customers in the UAE, Africa and APAC

HERZLIYA, Israel, January 8, 2021 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today provided an estimated revenue range for the twelve and three month periods ended December 31, 2020.

On a preliminary and unaudited basis, Safe-T Group expects to report revenues for the year ended December 31, 2020 in the range of $4.85 million to $4.95 million, an increase in the range of 48% to 51%, respectively, compared to $3.28 million during 2019. On a preliminary basis, the Company’s fourth quarter 2020 revenue is expected to be in the range between $1.25 million to $1.35 million, compared to $1.11 million in the fourth quarter of 2019. Almost 90% of total revenues were generated either by using a Software as a Service (“SaaS”) model or recurring license subscription or support contracts.

Safe-T Group continued to gain momentum in 2020. While it proved to be a challenging year for many businesses world-wide, some of those challenges revealed great opportunities for the Company, as working methods had to be adjusted to the new reality - working remotely. Safe-T Group’s new products, based on seamless integration and remote implementation, enabled the Company to sell remotely – with no physical presence required.

During the year, the Company launched six innovative products for secure remote access and data collection, all of which received increased interest from customers and partners.

Focusing on its go-to-market and business model strategy, Safe-T Group achieved global coverage with over 50 new distribution partners, as part of its indirect sales strategy. The Company also established new presences in APAC, the UAE, Africa and most parts of Europe, including engagements with respected industry leaders like Fujitsu and Accenture.

Over the last quarter, Safe-T Group trained and qualified its partners for the next stage – sales execution.

Additionally, the Company gained recognition not only by industry leaders, but also by the world's leading research and advisory companies, Gartner and Forrester Research.

In 2020, the Company significantly strengthened its cash balance, raising approximately $18.7 million which contributed to its latest acquisition - Chi Cooked, a profitable company that operates in the field of internet data center infrastructure and IP proxy services.

Safe-T believes that the robust infrastructure built during 2020 lays the foundation for ongoing business expansion and will continue to generate significant results going forward for the Company.

Safe-T expects to release the full, audited financial statements by March 31, 2021.

The above information reflects preliminary estimates with respect to certain results of the Company for the twelve- and three-month periods ended December 31, 2020, based on currently available information. The Company is providing ranges, rather than specific amounts, for these preliminary estimates primarily because the financial close process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from the preliminary estimates.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling, and simple integration with our services.

With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services, and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s solutions on AWS Marketplace is available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the fourth quarter of 2020 and the year ended December 31, 2020, future sales execution, and its belief that the robust infrastructure built during 2020 lays the foundation for ongoing business expansion and will continue to generate significant results going forward for the Company. Because such statements are based on Safe-T’s current estimations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS CONTACTS:

Gary Guyton
MZ Group - MZ North America
469-778-7844
SFET@mzgroup.us
www.mzgroup.us

Michal Efraty

+972-(0)52-3044404
michal@efraty.com

COMPANY CONTACT

Maya Meiri

Maya.Meiri@safe-t.com

+972-9-8666110